EXHIBIT 99.59
                                                                   -------------


[GRAPHIC OMITTED]
[LOGO -- VERMILION ENERGY TRUST]



            VERMILION ENERGY TRUST ANNOUNCES EXCHANGEABLE SHARE RATIO
                     FOR IMMEDIATE RELEASE - MARCH 14, 2003


CALGARY, March 14 - (VET.UN-TSX) Vermilion Energy Trust is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. from 1.00000 to 1.01352. The increase will be effective on March 14, 2003. A "Notice of Retraction" must be received by Computershare by March 20, 2003 to receive this exchange ratio. All notices received after this date will receive the exchange ratio to be determined on April 15, 2003.

The following are the details used in the calculation of the Exchange ratio:

Record Date of Vermilion Energy Trust Distribution                                      February 28, 2003
Opening Exchange Ratio                                                                  1.00000
Vermilion Energy Trust Distribution per Unit                                            $0.17

10-day Weighted Average Trading Price ("Current Market Price")                          $12.57289
(Including the Last Business Day Prior to the Distribution Payment Date)

Increase in the Exchange Ratio                                                          0.01352
Effective Date of the Increase in the Exchange Ratio                                    March 14, 2003
Exchange Ratio as of the Effective Date                                                 1.01352

The increase in the exchange ratio is calculated by multiplying the Vermilion Energy Trust Distribution per Unit by the previous months exchange ratio and dividing by the Current Market Price of VET.UN.

A holder of Vermilion Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time for Vermilion Trust Units by completing a Retraction Request form. You can obtain a copy by contacting Computershare Trust Company of Canada at (403) 267-6894.

For further information please contact:

Paul Beique, Director Investor Relations
Phone: (403) 269-4884
Fax:   (403) 264-6306
Toll Free 1-866-895-8101
info@vermilionenergy.com
www.vermilionenergy.com